UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d)

of the Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-55075

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

ACTAVIS, INC. 401(K) PLAN

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

Watson Pharmaceuticals, Inc.

401(K) Plan

(Former Name, if Changed Since Last Report)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ACTAVIS plc

1 Grand Canal Square,

Docklands Dublin 2,

Ireland

Actavis, Inc. 401(k) Plan

Index to Financial Statements

and Supplemental Schedule

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of Actavis, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Actavis, Inc. 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years ended December 31, 2013 and 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Actavis plc is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years ended December 31, 2013 and 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year) as of December 31, 2013 and Schedule H, Line 4(a)-Schedule of Delinquent Contributions for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Irvine, CA

June 25, 2014

Actavis, Inc. 401(K) Plan

Statement of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets

Cash and cash equivalents	$947	$—
Investments, at fair value
Participant directed investments	471,798,545	334,393,690

Total investments	471,799,492	334,393,690
Notes receivable from participants	10,056,312	7,690,341

Contributions receivable
Company	2,664,245	2,344,741
Participant	1,010,302	973,612

Total contributions receivable	3,674,547	3,318,353

Net assets available for benefits, at fair value	$485,530,351	$345,402,384

See accompanying Notes to Financial Statements.

Actavis, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2013 and 2012

	2013	2012
Additions to net assets
Investment income

Interest, dividend and other income	$8,194,241	$6,083,097

Net appreciation in fair value of investments	83,802,512	32,847,614

Total investment income	91,996,753	38,930,711

Interest income from notes receivable from participants	416,670	357,781
Contributions
Company	29,276,441	22,252,257
Participant	36,288,728	27,112,709
Rollover	19,189,491	2,775,215

Total contributions	84,754,660	52,140,181

Total additions to net assets	177,168,083	91,428,673

Deductions from net assets
Benefits paid to participants (including deemed distributions)	(36,948,684)	(25,903,090)
Administrative expenses	(91,432)	(69,186)

Total deductions from net assets	(37,040,116)	(25,972,276)

Net increase to net assets	140,127,967	65,456,397

Net assets available for benefits
Beginning of year	345,402,384	279,945,987

End of year	$485,530,351	$345,402,384

See accompanying Notes to Financial Statements.

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2013 and 2012

Description of Plan

The following description of the Actavis, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was adopted by Watson Pharmaceuticals, Inc., and certain subsidiaries (collectively, the “Company”) on January 1, 1988. The Plan was amended to change the name of the Plan to the Actavis, Inc. 401(K) Plan on March 8, 2013. The Plan is a defined contribution plan covering substantially all United States based employees of the Company who have met certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Employee Benefit Plans Committee of Actavis plc (the “Plans Committee”).

The Plan is intended to be a qualified defined contribution plan, which satisfies the requirements of Section 401(k) of the Internal Revenue Code, as amended (the “IRC”).

The Plan Trustee and Custodian is Charles Schwab Bank.

Plan Sponsor

In 1985 the Company was incorporated under the name Watson Pharmaceuticals, Inc. On January 25, 2013, the Company began trading under a new symbol — ACT — on the New York Stock Exchange and changed its name to Actavis, Inc. pursuant to its acquisition of the Actavis Group (see below). On October 1, 2013, in connection with the Transactions (defined below), the Company was renamed Actavis plc.

On October 3, 2012, Watson Pharmaceuticals, Inc. completed the acquisition of the Actavis Group (“Legacy Actavis”). In connection with the acquisition, Legacy Actavis terminated its 401(k) Plan on October 31, 2012. The Legacy Actavis 401(k) Plan was frozen to new contributions. Eligible employees were automatically enrolled in the Watson 401(k) plan and began participating immediately. The Company filed with the Internal Revenue Service (“IRS”) to receive a Letter of Determination to terminate the Legacy Actavis Plans. On November 21 and 23, 2013, the IRS determined and informed the Company that the terminations of the Legacy Actavis plans were in accordance with the IRC. All participant account balances in the Legacy Actavis 401(k) plan were immediately 100% vested as of the Plan termination date. Participants of the Legacy Actavis plan were required to take a distribution from the Plan, or rollover to an IRA or to Actavis 401(k) Plan.

Actavis plc (formerly known as Actavis Limited) was incorporated in Ireland on May 16, 2013 as a private limited company and re-registered effective September 18, 2013 as a public limited company. On October 1, 2013, pursuant to the transaction agreement dated May 19, 2013 among Actavis, Inc., Warner Chilcott, Actavis plc, Actavis Ireland Holding Limited, Actavis W.C. Holding LLC (now known as Actavis W.C. Holding Inc.) and Actavis W.C. Holding 2 LLC (now known as Actavis W.C. Holding 2 Inc.) (“MergerSub”), (i) Actavis plc acquired Warner Chilcott (the “Warner Chilcott Acquisition”) and (ii) MergerSub merged with and into Actavis, Inc., with Actavis, Inc. as the surviving corporation in the merger (the “Merger” and, together with the Warner Chilcott Acquisition, the “Transactions”). Following the consummation of the Transactions, Actavis, Inc. and Warner Chilcott became wholly-owned subsidiaries of Actavis plc. Each of Actavis, Inc.’s common shares was converted into one Actavis plc

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2013 and 2012

Ordinary Share. In connection with the acquisition, Warner Chilcott terminated its 401(k) plan on September 30, 2013. Eligible employees were immediately enrolled in the Actavis 401(k) Plan and began participating immediately. Participants were required to take a distribution from the Warner Chilcott Plan, or rollover to an IRA or to Actavis, Inc.’s 401(k) Plan.

Vesting

Participant contributions and related earnings are fully vested immediately. Participants are 50% vested in Company matching contributions after one year and 100% vested after two years. Benefits attributable to each participant will become fully vested in all accounts in the event of death, disability, normal retirement at age 65, or the complete or partial termination of the Plan.

Contributions and Eligibility

Participants may contribute up to 75% of his or her eligible pay up to the IRS limit. In addition, participants may make rollover contributions from all other qualified plans. The Company does not require that eligible employees attain a minimum age before they can begin participating in the Plan.

Upon meeting eligibility requirements to participate in the Plan, employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% for both regular pay and performance-based bonus compensation, unless the employee affirmatively elects a different rate. Deferral rates for these participants automatically increase by 1% of eligible compensation annually, every April 1, until it reaches a contribution rate of 8% of your eligible compensation.

Effective January 1, 2012, the Company matches 100% of the first 8% of participant contributions up to the IRS limit. In addition to the matching contributions, the Company may also elect to make discretionary profit sharing contributions. The Company did not make any discretionary profit sharing contributions during the years ended December 31, 2013 or 2012.

Contributions are subject to regulatory limitations.

Participant Accounts

Each participant’s account is credited with (a) participant contributions, (b) Company matching contributions, (c) discretionary profit-sharing contributions, if any, and (d) an allocation of investment earnings, losses, or expenses thereon to the participant’s account in the same proportion as the participant’s beginning account balance invested in the fund (as defined in the Plan) in relation to the total fund balance. Notes receivable from participants’ interest is credited to the investment funds of the participant making the payment. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their accounts. Changes to these investment elections are allowed at any time.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Each loan is collateralized by the participant’s vested account balance and bears interest commensurate with local prevailing rates as determined by the Plans’ Committee. Repayment of principal and interest is provided by uniform payroll deductions over a period

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2013 and 2012

of up to five years for all loans unless loan proceeds were used to purchase a primary residence. The period for repayment of loans used for purchase of a primary residence have a maximum repayment term of 15 years. Principal and interest is paid ratably through bi-weekly payroll deductions. As of December 31, 2013, the rates of interest on outstanding loans ranged from 4.25% to 10.25% with various maturities through October 2042.

Payment of Benefits

Upon termination of service due to separation from the Company (including death, disability, or retirement), a participant may receive the value of his or her vested interest in a lump-sum distribution, rollover his or her vested interest to an IRA or another employer qualified plan, or the participant may leave his or her vested interest in the Plan if his or her account balance is greater than $5,000 up until age 70  1⁄2, at which a time the participant will be required to take a lump-sum distribution or rollover the vested interest to an IRA or another qualified plan. To the extent an account is vested in the Actavis plc Stock Fund, payment of all or part of that amount may be made in shares of Actavis plc stock. Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the IRC, or, for a participant’s vested account balance after age 59 1/2. The Company will allow hardship withdrawals for the following additional IRS events:

•	Medical care expenses previously incurred by the employee, the employee’s spouse, or any dependents of the employee or if necessary for these persons to obtain medical care;

•	Costs directly related to the purchase of a principal residence for the employee (excluding mortgage payments);

•	Payment of tuition, related educational fees, and room and board expenses, for the next 12 months of post-secondary education for the employee, or the employee’s spouse, children or dependents;

•	Payments necessary to prevent the eviction of the employee from the employee’s principal residence or foreclosure on the mortgage on that residence;

•	Funeral expenses for the employee’s deceased parent, spouse, child and dependent; or

•	Certain expenses relating to the repair of damage to the employee’s principal residence.

Forfeitures

Forfeitures may be used to defray the reasonable costs and expenses of administering the Plan. Any forfeiture in excess of those used to defray costs and expenses shall be used to reduce Company matching contributions and profit sharing contributions, if any. Approximately $38,000 and $29,000 of forfeited nonvested accounts were used to reduce administrative expenses and Company matching contributions in 2013 and 2012, respectively. For the year ended December 31, 2013 and 2012, forfeited nonvested accounts totaled approximately $162,000 and $165,000, respectively.

Administrative Expenses

To the extent permissible by applicable Department of Labor guidance, all expenses of administering the Plan are paid by the Plan, unless paid by the Company. Professional fees incurred in connection with the Plan’s annual compliance with ERISA and the Securities and Exchange Commission Rules and Regulations were paid by the Plan in 2013 and by the Company in 2012.

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2013 and 2012

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Revenues are recorded as earned, benefits paid to participants are recorded when paid and all other expenses are recorded as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that may affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks including interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements. If available, quoted market prices are used to value investments. The Actavis Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Shares of registered investment company mutual funds are valued at the net asset value of shares held by the Plan at year end. The Plan’s collective trust funds are valued at their respective net asset values as reported by the investment manager using the audited financial statements of the trusts at year end. The Funds seek to provide total return for investors retiring approximately at or near the target year, which correspond to target retirement dates between 2010 and 2050 in five-year increments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2013 and 2012

The net appreciation (depreciation) in fair value of investments consists of both the realized gains or losses and unrealized appreciation and (deprecation) of those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest.

Payment of Benefits

Payments to participants are recorded when paid.

Recent Accounting Pronouncement

There are no recent accounting pronouncements applicable to this Plan.

Subsequent Events

Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before the financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before the financial statements are issued.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2013	2012
Actavis plc Company Stock Fund	$44,321,137	$21,648,689
Federated Government Obligations	42,282,205	44,989,511
Schwab S&P 500 Index Fund	41,735,794	27,538,124
Aston/Fairpointe Mid Cap	40,622,445	27,549,510
T. Rowe Price Small Cap Stock	34,512,650	23,674,648
PIMCO Total Return Fund	29,630,713	32,460,339
T. Rowe Price Growth Stock Fund	28,802,834	18,444,404
Schwab Managed Retirement 2025 Class III	26,700,126	18,133,456
Dodge & Cox International	23,663,937	17,466,038

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2013 and 2012

For the years ended December 31, 2013 and 2012, the Plan’s investments (including realized gains and losses on investments bought and sold during the year and unrealized appreciation and depreciation on investments held at year end) increased (decreased) in fair value as follows:

2013
Mutual funds	$42,791,873
Collective trust funds	19,705,179
Actavis plc Company Stock Fund	21,305,460

Net appreciation in fair value of investments	$83,802,512

2012
Mutual funds	$16,364,985
Collective trust funds	10,282,066
Stable value fund	(25,215)
Actavis, Inc Company Stock Fund	6,225,778

Net appreciation in fair value of investments	$32,847,614

4.	Related-Party Transactions

For the periods ended December 31, 2013 and 2012, the plan assets included investments in funds managed by Charles Schwab Bank who acts as the Plan trustee and custodian. These transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules under ERISA.

The Plan paid $53,050 and $69,186 to Charles Schwab Bank in fees and expenses for the years ended December 31, 2013 and 2012, respectively. Broker commission fees for the Actavis plc Company Stock Fund transactions are paid by those participants who authorized the transactions. Expenses for administering the Actavis plc Company Stock Fund are paid directly by the Company.

The Plan held Actavis plc (formerly Actavis, Inc. and Watson Pharmaceuticals, Inc.) common stock with fair values of approximately $44,321,137 and $21,648,689 at December 31, 2013 and 2012, respectively. At December 31, 2013 and 2012, 819,093 and 779,010 shares of stock of the Company are included in the Actavis plc Company Stock Fund, respectively. The Plan made purchases and sales of the Actavis plc Company Stock Fund during 2013 and 2012.

5.	Tax Status

The IRS determined and informed the Company by a letter dated June 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. On December 3, 2013, the Internal Revenue Service determined and informed the Company that the Plan amendments executed on September 13, 2002, January 1, 2003, July 1, 2003, January 1, 2004, November 1, 2004, January 1, 2005, December, 23, 2005, August 18, 2006, November 2, 2006, December 19, 2007, March 23, 2009, December 28, 2009 and September 11, 2013 are in accordance with applicable sections of the IRC. On November 23, 2013, the IRS determined and informed the Company that the proposed termination date of Actavis Totowa LLC 401(k) on October 30, 2012 and amendments to the plan dated January 1, 2009, November 15, 2006, March 31, 2010 and August 20, 2010 and the amendments adopted on March 2, 2005 and July 17, 2002 are in accordance with applicable sections of the IRC. On November 21, 2013, the IRS determined and informed the Company

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2013 and 2012

that the proposed termination of the Actavis Inc 401(k) plan on October 30, 2012 and amendments to the plan on September 9, 2009, March 31, 2010, October 25, 2010, September 29, 2011, October 30, 2012 and April 23, 2013 are in accordance with the applicable sections of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Fair Value Measurement

Financial Accounting Standards Board Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Basis of Fair Value Measurement

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Actavis plc Company Stock Fund - Valued at the closing price reported on the active market plus any cash on hand in the fund. In prior periods, the fund held stock of the Company’s predecessors, Watson Pharmaceuticals, Inc. and Actavis, Inc.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end using prices quoted by the relevant pricing agent.

Collective trust funds – Value based on net asset value of shares held by the Plan at year end as reported by the investment manager using the audited financial statements of the trusts at year end. The net asset value is based on underlying investments which are traded on an active market.

Cash and cash equivalents - The Company considers all highly liquid investments and demand deposits in banks and financial institutions with an initial maturity of ninety days or less to be cash equivalents.

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2013 and 2012

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table discloses by level the fair value hierarchy of the Plan’s assets at fair value as of December 31, 2013 and 2012:

	Fair Value Measurements as at December 31, 2013 Using:
	Total	Level 1	Level 2	Level 3
Collective trust funds:
Target date funds	$139,217,570	$—	$139,217,570	$—
Income funds	7,023,845	—	7,023,845	—

Mutual funds:
Large value funds	13,880,356	13,880,356	—	—
Large blend funds	69,447,892	69,447,892	—	—
Large growth funds	28,802,834	28,802,834	—	—
Mid blend funds	57,979,221	57,979,221	—	—
Small growth funds	34,512,650	34,512,650	—	—
Fixed income funds	76,613,040	76,613,040	—	—
Actavis plc Company stock fund	44,321,137	44,321,137	—	—

	$471,798,545	$325,557,130	$146,241,415	$—

	Fair Value Measurements as at December 31, 2012 Using:
	Total	Level 1	Level 2	Level 3
Collective trust funds:
Target date funds	$89,994,777	$—	$89,994,777	$—
Income funds	4,130,491	—	4,130,491	—

Mutual funds:
Large value funds	8,410,492	8,410,492	—	—
Large blend funds	46,853,255	46,853,255	—	—
Large growth funds	18,444,404	18,444,404	—	—
Mid blend funds	39,827,250	39,827,250	—	—
Small growth funds	23,674,648	23,674,648	—	—
Fixed income funds	81,409,684	81,409,684	—	—
Actavis plc Company stock fund	21,648,689	21,648,689	—	—

	$334,393,690	$240,268,422	$94,125,268	$—

Actavis, Inc. 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2013 and 2012

7.	Delinquent Contributions

As disclosed in the accompanying supplemental schedule, certain employee deferrals were not remitted to the Plan within the timeframe required by the Department of Labor. The Company has determined the amount of related lost earnings and has remitted these amounts to participants’ accounts subsequent to year end.

Actavis, Inc. 401(k) Plan

EIN: 95-3872914 PN: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost**	Current Value
Cash and cash equivalents:				$947

Common stock:
*	Actavis plc Company Stock Fund	Company Stock Fund		44,321,137
Mutual funds:
	Bond funds:
		Federated Government Obligations		42,282,205
	PIMCO	PIMCO Total Return Fund		29,630,713
	Vanguard	Vanguard Total Bond Market Index Fund Signal Shares		4,700,122

				76,613,040

	Stock funds:
*	Schwab	Schwab S&P 500 Index Fund		41,735,794
	Aston	Aston/Fairpointe Mid Cap		40,622,445
	Dodge & Cox	Dodge & Cox International Stock		23,663,937
	Fidelity	Fidelity Spartan International Index		4,048,161
	T Rowe Price	T Rowe Price Growth Stock Fund		28,802,834
	T Rowe Price	T Rowe Price Small Cap Stock Stock Fund		34,512,650
	Vanguard	Vanguard Windsor II Admiral		13,880,356
	Vanguard	Vanguard Mid Cap Index Fund Institutional Shares		17,356,776

				204,622,953

Collective Trust Funds
*	Schwab	Galliard Return Income Fund Class 35		7,023,845
*	Schwab	Schwab Managed Return 2010 Class III		1,241,836
*	Schwab	Schwab Managed Return 2015 Class III		11,364,778
*	Schwab	Schwab Managed Return 2020 Class III		16,082,973
*	Schwab	Schwab Managed Return 2025 Class III		26,700,126
*	Schwab	Schwab Managed Return 2030 Class III		17,505,444
*	Schwab	Schwab Managed Return 2035 Class III		23,320,350
*	Schwab	Schwab Managed Return 2040 Class III		17,470,334
*	Schwab	Schwab Managed Return 2045 Class III		15,667,775
*	Schwab	Schwab Managed Return 2050 Class III		7,185,444
*	Schwab	Schwab Managed Return Income Class III		2,678,510

				146,241,415

*Participant Loans		Varying maturity dates, interest ranging from 4.25% to 10.25% per annum		10,056,312

				$481,855,804

*	Party-in-interest for which a statutory exemption exists.
**	Cost information may be omitted with respect to participant directed investments.

Under ERISA, an asset held for investment purposes is any amount held by the Plan on the last day of the Plan’s fiscal year.

Actavis, Inc. 401(k) Plan

EIN: 95-3872914 PN: 001

Schedule H, Line 4(a) – Schedule of Delinquent Contributions

December 31, 2013

Participant Contributions transferred late to the plan			Check here if participant loan repayments are included	Contributions not corrected	Contributions corrected outside the VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
Amount withheld	Date withheld	Date Remitted
$ 2,732	12/30/13	6/5/2014			$ 2,732

Actavis, Inc. 401(k) Plan

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Actavis, Inc. 401(k) Plan
By:	ACTAVIS plc as Plan Administrator

By:	/s/ R. TODD JOYCE
R. Todd Joyce
Chairperson, Employee Benefit Plans Committee

Dated: June 25, 2014

Actavis, Inc. 401(k) Plan

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm